Alliance New York Municipal Income Fund N SAR April 30, 2009

811-10577

Question 77C Matters submitted to a vote of security holders


The Annual Meeting of Stockholders of Alliance New York Municipal Income Fund,
 Inc. (the Fund) was held on March 31, 20009. A description of the proposal and number of shares voted at the Meeting are as follows:


Voted For	Authority Withheld
To elect four Directors for a term of two or three years and until his successor is duly elected and qualifies.

Class Two (term expires 2011)
Robert M. Keith			4,293,683	166,194

Class Three (term expires 2012)
Garry L. Moody			4,278,392	181,485
Marshall C. Turner		4,281,113	178,764
Earl D. Weiner			4,281,113	178,764